INVEST IN **VOYAGER GLOBAL, INC**

Lighter-than-Air technology can outperform today's transportation modes, in time and fuel economy

Prototypes & Early Founders
USN Los Angeles
LZ-126 built in 1924
Bought by US Navy & renamed the Los Angeles
Length: 656 ft - Diameter: 91 feet
Total flight hours: 4,181 - Total flights: 331
Dr Hugo Eckener
*Dr Durr
Hindenburg - aka: LZ-129
Count Von Zeppelin
Built 1936
Length: 804 ft
Diameter: 135 ft
Total flight hours: 3,087
Total flights: 63
Total passengers: 3,100
Graf Zeppelin - August 1929
Graf Zeppelin - aka: LZ-127
Built in 1928
Length: 776 ft - Diameter: 100 ft
Total flight hours: 17,177
Total flights: 590
Total passengers carried: 34,000
In the image above, she is stopping in Los Angeles on the last leg of her Around-the-World Expedition.
It was the first time in history that passengers traveled by air around the world.

voyagerglobal.us   Las Vegas NV

Technology | Infrastructure | Retail | Ecommerce | Lifestyle

LEAD INVESTOR

Donald Johnson

Although convinced from the beginning the Voyager Global project would be successful, the current transportation issues in the world make its need even more critical. Chris, Founder and CEO, is forward thinking and spends countless hours researching and analyzing every aspect of potential markets to assure the design of the Lighter-than-Air (LTA) ship will be perfect for all its proposed uses. He is determined to provide safe, less expensive and more reliable transportation for humanitarian aid, cargo, water, even tourism. In his own words, "Our current transportation system is enslaved by a ground-based infrastructure that will never be adequate to meet ever increasing demand. Using the Earth's atmosphere as its infrastructure, Lighter-than-Air technology is freed from the burdens of upgrade and repair and has the capability to deliver anything from anywhere to any destination, nonstop, more efficiently and economically." This is not a brand-new technology. Chris has studied earlier technologies and has improved on their design. As the former owner of an IT business, he has extensive IT and management experience. Voyager Global will revolutionize the transportation industry.

Invested $1,000 this round & $50,000 previously

Highlights

1. 86% of the World's population live in developing countries, representing massive growth potential for all markets.

2. General Cargo is projected to grow globally beyond 6.8 Billion Metric Tons by 2025, a growth rate of 3.5% YOY.

3. Fuel consumption is on the rise - in 2019, the World consumed 1.2 trillion gallons of fuel!

4. Of which, the US consumed more than 143 billion gallons at an estimated cost of $372 billion for the consumer.

5. If we assume a 40% loss of fuel economy due to grade, that equals $150 billion in unnecessary cost within the US alone.

6. Seeking a cheaper transportation alternative, the US Government has invested more than $1.2 billion in LTA technology.

7. Nonstop, direct path access with no grades allow LTA to easily outperform all other forms of transportation.

8. And unlike the $200 billion per year spent on roads and rails, LTA uses a free infrastructure - the Earth's atmosphere.
transportation.

8. And unlike the $200 billion per year spent on roads and rails, LTA uses a free infrastructure - the Earth's atmosphere.

Our Team

Chris C Founder & CEO

As owner operator of an IT business for 10 years, I managed many projects large and small while

 serving the SMB market. I served 3 years in Afghanistan as a DOD contractor, and also possess my FAA A&P certifications plus engineering experience.

While serving as a DOD contractor, the idea was borne out of necessity when Pakistan closed its border with Afghanistan for the third time in an attempt to squeeze the US taxpayer for more cash. Greater payloads, minimal reliance on ground infrastructure and greater fuel economy make LTA a better transportation solution.

 **Lynn Anderson** Advisory Board Member

30 years experience in the aviation industry with Boeing Operations.

Why Voyager Global?

**Learn from the past -
both successes and failures**

It's our philosophy that to revive Lighter-than-Air technology, one must return to its roots; the period when it was successfully used to transport passengers and cargo across continents, oceans and around the world – long before the dominance of fixed-wing or rotor-wing aircraft.

Understanding the German's design and operational practices is key to the future of LTA.



As the World's population gains greater access to the global marketplace, the demand for goods will only grow larger. LTA will not only capitalize on this growth, but aid it in a significant way.

Global Logistics Industry

$10T $15T
2018 Value   2023 Value

And with LTA, direct path access means no bottlenecks in the supply chain.





Can LTA compete with today's transportation technology ?

Can the technology compete on a ton-mile per gallon basis with our current modes of transportation? We performed a comparison pitting the Hindenburg's fuel economy, using 1930's diesel engine technology, against today's top two performers - the railroad and shipping by vessel. What we discovered was game changing. A 1930's airship can not only match the railroad's fuel economy, but has the added advantage of not being confined to an indirect path encumbered with multiple stops, decelerating at population centers and lost time in switching yards, which is so inherent in the railroad's costly ground infrastructure.

Additionally, the railroad isn't everywhere as is seen in the following map displaying its infrastructure. This means the last mile of the delivery process must be accomplished by the less fuel-efficient trucking industry. This same reality is also true for shipping by vessel which is restricted by coastline.



What about actual operating costs, is it still a viable technology ?

The US spends $200 Billion per year on transportation infrastructure

With LTA, there are no grades because the buoyant force cancels the effects of gravity, and gravity more than drag has the greatest negative impact on fuel economy.

Additionally, the US rail network is comprised of nearly 140,000 miles of track and over 100,00 bridges.

According to a 2017 report created by the ASCE, federal forecasts predict a 40% increase in US freight shipments by 2040.

On average, the 7 Class I railroads in the US spend approximately $20 billion per year upgrading and maintaining their rail infrastructures.

LTA neither requires nor is confined by costly ground infrastructure.



Record Railroad Spending on Infrastructure & Equipment*
($ billions)

*Capital spending + maintenance expenses.
Data are for Class I railroads.   Source: AAR

**Source: "Overview of America's Frieght Railroads"
- AAR report June 2019

Lighter-than-Air Technology is a "super-green" technology.

Not just Green - Super Green!

LTA has the capability to deliver anything from anywhere to any destination nonstop, and is not restricted by costly ground infrastructure, nor is it affected by grades, intersections or traffic congestion making it the most cost effective, fuel-efficient technology of our time.

Join us in our quest to revolutionize transportation as we know it, and free the growth of our global economy from the shackles of ground infrastructure.